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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51250

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Arrow Investments, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue – Suite 203
(No. and Street)

Purchase, NY 10577
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Rubenstein   (914) 251-1084
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, P.A.
(Name - if individual, state last, first, middle name)

100 E. Sybelia Ave, Ste 130, Maitland, FL 32751
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:
None



_____
Steven G. Rubenstein
Chairman



_____
Notary Public

This report contains (check all applicable boxes):

(x)　(a)　Facing page.

(x)　(b)　Statement of Financial Condition.

( )　(c)　Statement of Income (Loss).

( )　(d)　Statement of Cash Flows.

( )　(e)　Statement of Changes in Stockholders' Equity.

( )　(f)　Statement of Changes in Subordinated Liabilities
　　　　　　　　　　　　　　(not applicable)

( )　(g)　Computation of Net Capital
　　　　　Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( )　(h)　Computation for Determination of Reserve Requirements for Brokers and
　　　　　Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
　　　　　applicable)

( )　(i)　Information Relating to the Possession or Control Requirements
　　　　　for Brokers and Dealers Pursuant to Rule 15c3-3 under the
　　　　　Securities Exchange Act of 1934 (not applicable).

( )　(j)　A Reconciliation, including Appropriate Explanations, of the Computation of Net
　　　　　Capital Under Rule 15c3-1 and the Computation for Determination of the
　　　　　Reserve Requirements Under Rule 15c3-3

( )　(k)　A Reconciliation Between the Audited and Unaudited Consolidated Statements
　　　　　of Financial Condition With Respect to Methods of Consolidation (not
　　　　　applicable).

(x)　(l)　An Oath or Affirmation.

( )　(m)　A Copy of the SIPC Supplemental Report.

( )　(n)　Report on management's assertion letter regarding 15c3-3 Exemption Report

( )　(o)　Management's assertion letter regarding 15c3-3 Exemption Report

Public Report

ARROW INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2019

With Report of Independent Registered Public Accounting Firm

Arrow Investments, Inc.
Table of Contents
December 31, 2019



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Arrow Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arrow Investments, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arrow Investments, Inc.'s management. Our responsibility is to express an opinion on Arrow Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arrow Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Arrow Investments, Inc.'s auditor since 2019.

Maitland, Florida

January 10, 2020

Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	66,247
Prepaid expenses		603
Total assets	$	66,850

Liabilities and Stockholders' Equity

Liabilities

Accrued expense	$	5,900
Due to related party		1,700
Total liabilities		7,600
Commitments and contingencies (see Note 7)		

Stockholders' equity

Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1
Additional paid-in capital		47,249
Retained earnings		12,000
Total stockholders' equity		59,250
Total liabilities and stockholders' equity	$	66,850

The Notes to Financial Statement are an integral part of this statement.

Arrow Investments Inc.
Notes to Financial Statement
December 31, 2019

1.   Nature of Operations

Arrow Investments, Inc. (the "Company") was incorporated in June 1998 in the State of New York, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located throughout the United States.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company receives advisory income for providing marketing advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Income Taxes
The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The Company files tax returns in the U.S. federal jurisdiction and one state. The Company incurred no interest or penalties, has no open years prior to 2016, and had no unrecognized tax benefits at December 31, 2019.

3.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2019, the Company had net capital of $58,647 which exceeded the required net capital of $5,000 by $53,647. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

4.   Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5.   Concentrations

For the year ended December 31, 2019, one customer accounted for 100% of the Company's revenue.

6.   Related Party Transactions

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The affiliate pays certain general and administrative expenses on behalf of the Company. At December 31, 2019 amount due to related party was $1,700. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2019.

7.   Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate. The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors.   The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

8.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through January 20, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.